United States securities and exchange commission logo





                             August 10, 2022

       Denis Klimentchenko
       Partner
       Skadden, Arps, Slate, Meagher & Flom (UK) LLP
       40 Bank Street
       Canary Wharf
       London, E14 5DS

                                                        Re: QIWI PLC
                                                            Schedule 14D-9
                                                            Filed August 2,
2022
                                                            File No. 005-87446

       Dear Mr. Klimentchenko:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms in the letter have the same meaning as in your offer materials.

       Schedule 14D-9 filed August 2, 2022

       Item 3. Past Contacts, Transactions, Negotiations and Agreements - Ownership Interests of
       Sergey Solonin, page 8

   1. We note the disclosure in the last paragraph on page 8 that "[t]he Company's Class B
                                                        Ordinary Shares
purchased as a result of the Offer may not be sold on MOEX due to lingering
infrastructure issues (i.e., lack of cooperation between the Euroclear and the
                                                        Russian National
Settlement Depositary) until such issues are resolved." However, on page 13, in the section
entitled "Liquidity and Trading Volume," you provide a closing price for the Company's
ADSs on MOEX for July 18, 2022 and do not mention trading
                                                        limitations for
Russians. Please revise to clarify, including by clarifying how long the
                                                        "lack of cooperation"
has impacted the trading of ADSs on the MOEX by Russian
                                                        nationals such as Mr.
Solonin.
 Denis Klimentchenko
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
August 10, 2022
Page 2
2. See our last comment above and refer again to the disclosure in the last paragraph on page
         8. We do not understand what is meant by the following statement: "As a result, the position of Mr. Solonin to sell the Class B Ordinary Shares is equal to that of all the shareholders who purchased QIWI's Class B Ordinary Shares outside of MOEX." Please revise to clarify.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk 202-
551-3263.



FirstName LastNameDenis Klimentchenko               Sincerely,
Comapany NameSkadden, Arps, Slate, Meagher & Flom (UK) LLP
                                                    Division of Corporation
Finance
August 10, 2022 Page 2                              Office of Mergers &
Acquisitions
FirstName LastName